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                             June 21, 2024

       Richard Bunch
       Chief Executive Officer
       TWFG, Inc.
       1201 Lake Woodlands Drive, Suite 4020
       The Woodlands, Texas 77380

                                                        Re: TWFG, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted June 3,
2024
                                                            CIK No. 0002007596

       Dear Richard Bunch:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       June 3, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Who we are, page 3

   1. We note your response to prior comment 6. Please explain the extent to which individuals purchasing plans enter
into agreements with the insurance carriers. Additionally, please clarify whether your
statement that you retain 100% of the commission income received from insurance carriers
applies solely to your Corporate Branches.
       Management's Discussion and Analysis, page 101

   2. We note the revised disclosure on page 111, your response to comment 4, and discussion of non-renewal of
business in "catastrophe locations, and certain insurance carriers not accepting new business
in locations that have experienced catastrophes." Please revise to
 Richard Bunch
TWFG, Inc.
June 21, 2024
Page 2
       further clarify trends relating to such non-renewals and carriers not accepting new business in locations that have experienced catastrophes. In this regard, we note news reports of insurance carriers ceasing to provide insurance in states identified on the map on page 7.
3. It appears expenses attributed to Corporate Branches are significantly lower relative to expenses for Agency-in-a-Box. We also note the conversion of 9 independent branches to Corporate Branches. Please revise to further clarify the relative profitability of the
       Agency-in-a-Box and Corporate Branches and expand your trends disclosure as appropriate.
Item 15. Recent sales of unregistered securities, page II-3

4. We note your response to prior comment 1. Please revise your disclosure regarding the
       January 1, 2024 issuance of common units to nine of your independent branches to name the persons or identify the class of persons to whom the securities were sold. As to any securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant. Refer to Items 701(b) and 701(c) of Regulation S-K.
Item 16. Exhibits and financial statement schedules, page II-4

5. Please revise to include active links to exhibits that are filed with the registration statement. Please see Item 601(a)(2) of Regulation S-K.
       Please contact John Spitz at 202-551-3484 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,
FirstName LastNameRichard Bunch
                                                               Division of
Corporation Finance
Comapany NameTWFG, Inc.
                                                               Office of
Finance
June 21, 2024 Page 2
cc:       Rob Shearer, Esq.
FirstName LastName